SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                          ________________

                            SCHEDULE 13G
                          ________________

       INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. 9)*

                           Massbank Corp.

                          (NAME OF ISSUER)

                Class A Common Stock, $1.00 par value

                   (TITLE OF CLASS OF SECURITIES)

                             576152 10 2

                           (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement.[ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         PAGE 1 OF 5 PAGES

                                 13G

CUSIP No.  576152 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

           John A. Levin & Co., Inc., 13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                     30,450
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                     144,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                     30,450
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     235,000
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           265,450
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           9.7%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
           IA, BD
_____________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          PAGE 2 OF 5 PAGES

                                 13G

CUSIP No.  576152 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

           John A. Levin
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                     30,450
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                     144,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                     30,450
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     235,000
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           265,450
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           9.7%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
           IN
_____________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          PAGE 3 OF 5 PAGES

           The Schedule 13G initially filed for the year ended December 31, 1986 of (i) John A. Levin & Co., Inc. and (ii) John A. Levin relating to the Class A Common Stock, par value $1.00 per share (the "Common Stock"), issued by Massbank Corp. (the "Company") is hereby amended by this Amendment No. 9 to the Schedule 13G as follows:

ITEM 4.    OWNERSHIP.

           Item 4 is hereby replaced in its entirety by the following:

           (a)  Amount beneficially owned:

                265,450

           (b)  Percent of class:

           9.7% (based on the 2,739,106 shares of Common Stock reported to be outstanding as of October 31, 1995, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1995.)

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote

                     30,450

                (ii) shared power to vote or to direct the vote

                     144,000

                (iii) sole power to dispose or to direct the disposition of

                     30,450

                (iv) shared power to dispose or to direct
                     the disposition of

                     235,000

           John A. Levin & Co., Inc. ("Levin & Co.") holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. By virtue of John A. Levin's positions as President, director and sole stockholder of Levin & Co., Mr. Levin may be deemed the beneficial owner of the shares of Common Stock held by Levin & Co.
Levin & Co. has the sole power to vote and dispose of, and shares the power to vote and dispose of, such shares of Common Stock to the extent set forth above. All such powers of Levin & Co. may be exercised by John A. Levin.

                          PAGE 4 OF 5 PAGES

ITEM 10.   CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

           By signing below, Levin & Co. and John A. Levin certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                              SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                February 16, 1996

                                JOHN A. LEVIN & CO., INC.


                                /s/ JOHN A. LEVIN
                                John A. Levin
                                President


                                /s/ JOHN A. LEVIN
                                John A. Levin









                          PAGE 5 OF 5 PAGES